Exhibit 1


Contacts:
Ellen M. Martin                       Gina Brazier (investor)
Peter B. Davis                        (617) 551-3611
(510) 644-1170                        Adriana Jenkins (media)
XOMA Ltd.                             (617) 761-6996
                                      Millennium Pharmaceuticals, Inc.

              MILLENNIUM and XOMA Enter Agreement to Collaborate On
                       Two Vascular Inflammation Programs
 -XOMA to Develop through Phase II-Millennium Retains Commercialization Options-


Cambridge, MA and Berkeley, CA, November 26, 2001 - Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM) and XOMA Ltd. (NASDAQ: XOMA) announced today an agreement in which they will collaborate to develop two of Millennium's biotherapeutic agents: CAB-2 and LDP-01, for certain vascular inflammation indications.

Under the terms of the agreement, XOMA will be responsible for development activities and related costs through the completion of Phase II trials. XOMA will make payments to Millennium at the beginning of the collaboration and upon achievement of certain clinical milestones. After successful completion of Phase II, Millennium will have the right to commercialize the products and XOMA will have the option to choose between further participation in the development program and eventual profit sharing, or alternatively being entitled to future royalty and milestone payments. Under an investment agreement, Millennium committed to purchase, at XOMA's option, up to $50 million worth of XOMA common shares over the next three years, through a combination of convertible debt and equity at then prevailing market prices. Additional financial details were not disclosed.

"Our highest priority is to develop a balanced and comprehensive portfolio. By working with XOMA, we are able to accelerate development of these two programs while concentrating our internal resources to maximize development of our later-term programs," said John Maraganore, Ph.D., senior vice president, strategic product development at Millennium. "The structure of this relationship allows Millennium to fully develop its significant product portfolio by sharing risks and rewards and leveraging XOMA's resources. We will be contributing our knowledge to this collaboration and work closely with XOMA to move these programs forward."

"A key part of our business strategy is to utilize our development capabilities and infrastructure to attract strong partners with promising products," said Jack Castello, chairman, president and CEO of XOMA. "This new collaboration adds two of the most interesting new


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agents in vascular therapy to our development pipeline without draining our near-term cash resources. We're looking forward to working closely with Millennium to advance these programs."

CAB-2, a recombinant fusion protein that inhibits complement activation, is currently in preclinical testing for the treatment of reperfusion injury. Preclinical data have shown that CAB-2 may reduce ischemic damage following reperfusion in a number of model systems and may be useful in cardiopulmonary bypass surgeries. Preclinical data have shown that LDP-01, a humanized monoclonal antibody, inhibits inflammatory responses by blocking the attachment of Beta 2 integrins to their adhesion molecules, thereby limiting the recruitment of leukocytes essential to the inflammation process. LDP-01 was shown to be well tolerated in Phase I clinical studies.

Millennium's Inflammation Franchise Area
----------------------------------------
Millennium's approach to personalized medicine is demonstrated through the development of a portfolio of breakthrough products comprised of both therapeutic (small molecule and antibody) and predictive programs. Inflammation, oncology and metabolic disease comprise Millennium's three key research and development franchises. The company has a number of inflammation-based targets and compounds in various stages of development that span from discovery research to advanced clinical trials, including LDP-01. Millennium has three additional candidates in clinical trials for inflammatory conditions; LDP-02, a humanized monoclonal antibody, is currently in Phase II clinical trials for Crohn's disease and Phase I/II and Phase II trials for ulcerative colitis; LDP-977, an orally active small molecule compound, is Phase II clinical trials for asthma, a chronic, inflammatory lung disease and LDP-519, a proteasome inhibitor with anti-inflammatory properties, is in Phase I clinical trials for stroke.

About Millennium
----------------
Millennium, a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Massachusetts, Millennium currently employs more than 1,500 people.

About XOMA
----------
XOMA develops and manufactures innovative biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's late-stage programs include collaborations with Genentech, Inc. on the Xanelim(TM) antibody for psoriasis (Phase III), organ transplant rejection and other indications; with Baxter Healthcare Corporation to develop NEUPREX(R) (rBPI-21) for Crohn's disease (Phase II) and other


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indications; and with Onyx Pharmaceuticals, Inc. to develop and manufacture its
Onyx-015 product for various cancers (Phase II and III). Earlier-stage development programs include compounds to treat cancer, retinopathies, autoimmune diseases, and infections. For more information about XOMA's pipeline and activities, please visit the Company's web site at www.xoma.com.

For Millennium: This press release contains "forward-looking statements," including statements about our growth and future operating results, discovery and development of products, potential acquisitions, strategic alliances and intellectual property. Various risks may cause Millennium's actual results to differ materially, including: adverse results in our drug discovery and clinical development processes; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; and the requirement for substantial funding to conduct research and development and to expand commercialization activities. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For XOMA: Statements made in this news release related to collaborative arrangements and current plans for product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to changes in the status of the Company's collaborative relationships, the timing or results of pending or future clinical trials, the ability of collaborators and other partners to meet their obligations, market demand for products, actions by the Food and Drug Administration or the US Patent and Trademark Office, and uncertainties regarding the status of biotechnology patents, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.

                                       ###

Editors note: this news release also is available online at www.millennium.com and at www.xoma.com



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